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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940

                             Nuveen Investment Trust

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Chicago and the State of Illinois on the 3rd day of February, 2005.

                                      Signature: Nuveen Investment Trust


                                             By: /s/ Jessica R. Droeger
                                                 -------------------------------
                                                 Jessica R. Droeger
                                                 Vice President and Secretary


Attest: /s/ Virginia L. Oneal
        ---------------------------
        Virginia L. O'Neal
        Assistant Secretary